Exhibit 99.74

FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY

Titan Mining Corporation (“Titan” or the “Company”)

Suite 555 – 999 Canada Place Vancouver, BC V6C 3E1

2.	DATE OF MATERIAL CHANGE

June 19, 2025

3.	NEWS RELEASE

News release dated June 19, 2025, was disseminated through the facilities of Newswire and filed on SEDAR+.

4.	SUMMARY OF MATERIAL CHANGE

Titan announced that the Export-Import Bank of the United States (“EXIM”) has approved a US$15.8 million financing for its wholly owned subsidiary, Empire State Mines LLC (“ESM”), to fund critical capital development in support of expanding zinc production and advancing ESM’s critical minerals portfolio in St. Lawrence County, New York.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

Titan announced that the EXIM has approved a US$15.8 million financing for its wholly owned subsidiary, ESM, to fund critical capital development in support of expanding zinc production and advancing ESM’s critical minerals portfolio in St. Lawrence County, New York.

This marks EXIM’s first direct mining transaction under the Make More in America Initiative (“MMIA”), a landmark federal initiative aimed at reshoring industrial capacity, securing U.S. supply chains for critical materials and expanding the domestic manufacturing base.

Highlights:

●	EXIM’s first mining loan under MMIA, signaling federal recognition of Titan’s role in restoring domestic mineral production
●	First step in a strategic financing partnership as Titan develops the first integrated natural flake graphite operations in the United States since 1956
●	Long-term, fixed-rate financing (7-year tenor, 2-year interest-only grace period) to support zinc expansion, whilst ESM is focused on graphite facility build-out
●	Funds will be used for capital equipment and infrastructure upgrades to support existing and future operations at ESM
●	Cash-generative zinc operations at ESM will help de-leverage existing facilities, reduce cost of capital, while enabling early investment into graphite
●	Job creation and retention commitments: 135 jobs retained, and 10 new positions targeted under EXIM requirements
●	Efficient balance sheet structuring with Titan retaining flexibility for future growth and financings

Cautionary Note Regarding Forward-Looking Information

Certain statements and information contained in this new release constitute "forward-looking statements", and "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). These statements appear in a number of places in this document and include statements regarding our intent, or the beliefs or current expectations of our officers and directors, including that funds will be used for capital equipment and infrastructure upgrades to support existing and future operations at ESM; Cash-generative zinc operations at ESM will help de-leverage existing facilities, reduce cost of capital, while enabling early investment into graphite; future growth and financings; and expansion of zinc operations and the reestablishment of U.S. natural graphite production. When used in this document words such as “to be”, "will", "planned", "expected", "potential", and similar expressions are intended to identify these forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements and/or information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to vary materially from those anticipated in such forward-looking statements, including risks relating to cost increases for capital and operating costs; risks of shortages and fluctuating costs of equipment or supplies; risks relating to fluctuations in the price of zinc and graphite; the inherently hazardous nature of mining-related activities; potential effects on our operations of environmental regulations in New York State; risks due to legal proceedings; risks related to operation of mining projects generally and the risks, uncertainties and other factors identified in the Company's periodic filings with Canadian securities regulators. Such forward-looking statements are based on various assumptions, including assumptions made with regard to our forecasts and expected cash flows; our projected capital and operating costs; our expectations regarding mining and metallurgical recoveries; mine life and production rates; that laws or regulations impacting mining activities will remain consistent; our approved business plans; our mineral resource estimates and results of the PEA; our experience with regulators; political and social support of the mining industry in New York State; our experience and knowledge of the New York State mining industry and our expectations of economic conditions and the price of zinc and graphite; demand for graphite; exploration results; the ability to secure adequate financing (as needed); the Company maintaining its current strategy and objectives; and the Company’s ability to achieve its growth objectives. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this document are expressly qualified in their entirety by this cautionary statement.

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICERS

Tom Ladner, General Counsel, (604) 638-1470

9.	DATE OF REPORT

June 30, 2025